April 2, 2007
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Veraz Networks, Inc. Registration Statement on Form S-1
Ladies and Gentlemen:
          Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the underwriters (the “Representatives”), hereby join in the request of Veraz Networks, Inc. (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333-138370) (the “Registration Statement”), relating to a public offering of shares of the Registrant’s common stock, par value $0.001 per share, so that the Registration Statement may be declared effective at 4 P.M., Eastern Time, on April 4, 2007, or as soon thereafter as practicable. The undersigned, as Representatives of the underwriters, confirm that they are aware of their obligations under the Securities Act.
          Additionally, we hereby advise you that the Preliminary Prospectus dated March 20, 2007, was distributed by the Representatives approximately as follows:

To Whom Distributed	Number of Copies
Prospective underwriters, dealers and others	8,203
Institutions	662

Total	8,865
          The undersigned, as Representatives of the underwriters, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

Very truly yours,

Credit Suisse Securities (USA) LLC Lehman Brothers Inc.

By:	Credit Suisse Securities (USA) LLC

By:	/s/ Nadir Shaikh

Name:	Nadir Shaikh

Title:	Managing Director

By:	Lehman Brothers Inc.

By:	/s/ Jeffrey Glavan

Name:	Jeffrey Glavan

Title:	Managing Director

Each acting on behalf of itself and as the Representative of the Underwriters:

Credit Suisse Securities (USA) LLC
Lehman Brothers Inc.
Jeffries & Company, Inc.
Raymond James & Associates, Inc.